February 27, 2019

VIA EDGAR

Filing Room

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Manning & Napier Fund, Inc. (the “Fund”)
(File Nos. 2-92633 and 811-04087)

Dear Sir or Madam,

This letter serves to provide our responses to comments of the SEC Staff (the “Staff”) received via a telephone call on November 9, 2018 regarding Post-Effective Amendment No. 205 to the Fund’s registration statement on Form N-1A, filed with the SEC on September 26, 2018 for the following purposes:

1)

Disclosing changes to the characteristics of the Class S shares of the Pro-Blend Conservative Term Series, Pro-Blend Moderate Term Series, Pro-Blend Extended Term Series, Pro-Blend Maximum Term Series, Core Bond Series, Disciplined Value Series, Equity Income Series, High Yield Bond Series, International Series, Real Estate Series, Unconstrained Bond Series and Income Series (formerly, Strategic Income Moderate Series), including the replacement of a shareholder services plan with a distribution and shareholder services plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (“12b-1 Plan”).

2)

Establishing Class W shares of the Pro-Blend Conservative Term Series, Pro-Blend Moderate Term Series, Pro-Blend Extended Term Series, Pro-Blend Maximum Term Series, Core Bond Series, Disciplined Value Series, Equity Income Series, High Yield Bond Series, International Series, Real Estate Series, Unconstrained Bond Series, New York Tax Exempt Series, Diversified Tax Exempt Series, Overseas Series, Equity Series and Rainier International Discovery Series.

3)

Establishing Class Z shares of the Pro-Blend Conservative Term Series, Pro-Blend Moderate Term Series, Pro-Blend Extended Term Series, Pro-Blend Maximum Term Series, Core Bond Series, Disciplined Value Series, Equity Income Series, High Yield Bond Series, International Series, Real Estate Series, Unconstrained Bond Series and Income Series.

Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Comments on the Prospectuses

1.

Comment: Please revise the investment goal of the Income Series such that the reference to generating income precedes the references to managing against capital risk and pursuing long-term capital growth.

Response: The requested change has been made.

2.

Comment: If the Advisor may recoup previously waived fees and/or reimbursed expenses from a Series, please disclose (a) that the Advisor may recoup only fees waived and/or expenses reimbursed during the rolling three-year period preceding the recoupment, and (b) that the Advisor may only recoup fees waived and/or expenses reimbursed if the total direct annual fund operating expenses of a class of the Series, not including excluded expenses, are below the expense cap (i) at the time of the fee waiver and/or expense reimbursement and (ii) at the time of the recoupment.

Response: The requested change has been made.

3.

Comment: Please revise, as necessary, the 80% investment policy of each Series to clarify whether the policy is based on the Series’ (a) assets or (b) net assets plus any borrowings for investment purposes.

Response: The 80% investment policy of each Series has been revised, as necessary, to clarify that the policy is based on the Series’ assets.

4.	Comment: Please confirm that investments in contingent convertible securities are not part of the Real Estate Series’ principal investment strategies, or, alternatively, add appropriate disclosure.

Response: The Fund confirms that investments in contingent convertible securities are not currently part of the Real Estate Series’ principal investment strategies.

5.

Comment: Please explain supplementally how the Income Series’ investments in underlying funds that invest in high-yield securities is consistent with the Series’ investment goal of managing against capital risk.

Response: The Income Series’ investments in underlying funds that invest in high-yield securities is consistent with its investment goal of managing against capital risk in light of the Income Series’ target allocation among the underlying funds and the underlying funds’ target allocation to high-yield securities.

6.	Comment: Please state in the Income Series’ prospectus if the Real Estate Series is subject to any maturity restrictions with respect to its fixed income investments.

Response: The requested change has been made.

7.	Comment: Please clarify in the “Principal Investment Strategies” section of the Income Series prospectus which underlying funds may invest in mortgage-backed and asset-backed securities as part of their principal investment strategies, and describe such securities in the “More Information About the Series’ Principal Investments” section of the prospectus.

Response: The “Principal Investment Strategies” section of the Income Series prospectus has been revised to clarify that the Core Bond Series and the Unconstrained Bond Series may invest in mortgage-backed and asset-backed securities as part of their principal investment strategies.

The descriptions of the Core Bond Series and the Unconstrained Bond Series in the “More Information About the Series’ Principal Investments” section of the Income Series prospectus state that “the mortgage- and asset-backed securities in which the Series principally invests are issued by U.S. Government agencies (such as GNMA, FNMA, and FHLMC) and private issuers and entitle the holders to a pro rata share of the cash flows generated by the instruments underlying the security (principally residential and commercial mortgages, credit card receivables and car loans).” In light of the foregoing, the Fund believes that the section appropriately describes mortgage- and asset-backed securities.

8.

Comment: Please revise the Income Series prospectus such that the principal risk disclosures provided in response to Item 4 of Form N-1A summarize each of the principal risk disclosures provided in response to Item 9 of Form N-1A.

Response: The requested changes have been made.

9.	Comment: Please disclose the initial term end date, if any, of the contractual waivers that are expected to continue indefinitely.

Response: There is no initial term end date for the contractual waivers that are expected to continue indefinitely.

10.

Comment: Please confirm that the references to a 10 year duration under the “Maturity and Portfolio Duration” heading in certain “Principal Investment Strategies” sections are for illustrative purposes only.

Response: Confirmed.

11.

Comment: Please confirm supplementally that derivatives included as investments that satisfy a Series’ 80% investment policy will be valued for purposes of the Series’ 80% investment policy based on their market (as opposed to notional) value.

Response: The Fund confirms that derivatives included as investments that satisfy the Series’ 80% investment policy will generally be valued for purposes of the Series’ 80% investment policy based on their market (as opposed to notional) value.

12.

Comment: Please confirm that investments in stocks of (a) small capitalization companies and (b) non-U.S. companies are not part of the Disciplined Value Series’ principal investment strategies, or, alternatively, add appropriate disclosure.

Response: The Fund confirms that investments in stocks of (a) small capitalization companies and (b) non-U.S. companies are not currently part of the Disciplined Value Series’ principal investment strategies.

13.	Comment: Please add investment style risk disclosure to the “More Information About the Series’ Principal Investments” section of the Disciplined Value Series’ prospectus.

Response: The requested change has been made.

14.

Comment: Please confirm that the fees and expenses incurred indirectly by the Equity Series as a result of investment in shares of one or more acquired funds did not exceed 0.01% of the average daily net assets of the Series during the prior fiscal year, or alternatively, add an “Acquired Fund Fees and Expenses” sub-caption to the fee table and disclose in the sub-caption the fees and expenses incurred indirectly by the Series as a result of investment in shares of one or more acquired funds during the prior fiscal year.

Response: The fees and expenses incurred indirectly by the Series as a result of investment in shares of one or more acquired funds did not exceed 0.01% of the average daily net assets of the Series during the prior fiscal year.

15.	Comment: Please consider creating separate currency risks paragraphs, as applicable, in the “Principal Risks of Investing in the Series” sections of the prospectuses.

Response: The Fund respectfully declines to make the requested changes because it believes that currency risk is appropriately addressed, as applicable, in the “Foreign securities risk” paragraphs in the sections.

16.

Comment: In the “Principal Investment Strategies” sections of the Pro-Blend Series prospectus, please indicate that the historical high and low equity exposures of the Series are disclosed in the “More Information About the Series’ Principal Investment Strategies and Principal Risks” section of the prospectus.

Response: The requested changes have been made.

17.

Comment: In the “Principal Investment Strategies” section of the Rainier International Discovery Series prospectus, please state that the Series may engage in active and frequent trading of portfolio securities to achieve its principal investment strategies.

Response: The section states that the Series may buy and sell investments frequently in seeking to achieve its objective. In light of the foregoing, the Fund believes that the section includes appropriate disclosure with respect to this matter.

Statements of Additional Information

18.

Comment: The carve-out for obligations of state or municipal governments and their political subdivisions in the High Yield Bond Series’ fundamental industry concentration restriction should be limited to tax-exempt obligations of such issuers. Because the fundamental restriction may only be changed with approval of the Series’ shareholders, please confirm that the Fund will seek approval to make the requested change at the Series’ next shareholder meeting.

Response: As the Fund has done in response to similar Staff comments with respect to other series of the Fund, it will propose that the Board approve the following non-fundamental industry concentration restriction to effectuate the requested change:

The Series may not purchase any securities which would cause more than 25% of the total assets of the Series, based on current value at the time of such purchase, to be invested in the securities of one or more issuers conducting their principal business activities in the same industry, provided that this limitation does not apply to investments in (a) obligations issued or guaranteed by the U.S. Government or its agencies and instrumentalities, or (b) tax-exempt obligations of state or municipal governments and their political subdivisions.

Please call me if you have any questions relating to the above. I can be reached at (585) 325-6880.

Sincerely,

/s/ Elizabeth Craig
Elizabeth Craig
Corporate Secretary

cc:        Ed Bartz, Securities and Exchange Commission

Timothy Levin, Morgan, Lewis & Bockius LLP

Sarah Turner, Manning & Napier Advisors, LLC